August 1, 2014

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Patrick Gilmore, Accounting Branch Chief

Re:  Unisys Corporation
      Form 10-K for the Fiscal Year Ended December 31, 2013
      Filed February 24, 2014
      File No. 001-08729

Dear Mr. Gilmore:

On behalf of Unisys Corporation (the "Company"), set forth below are the Company's responses to the comments of the Staff of the Securities and Exchange Commission regarding the above referenced filing set forth in the Staff's letter dated July 22, 2014. For your convenience, we have repeated each of the comments set forth in the Staff's letter and followed each comment with the Company's response.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA (INCORPORATED BY REFERENCE FROM THE UNISYS 2013 ANNUAL REPORT TO STOCKHOLDERS, EXHIBIT 13)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

REVENUE RECOGNITION, PAGE 21

COMMENT 1
We note your disclosure on pages 7 and 8 regarding system development activity and customer prepayments. Please tell us whether the customer prepayments relate to only system development services or if there are other services being provided. Please tell us whether these services have standalone value and tell us how you determined that the customer prepayments should be recognized over the initial contract term. Please refer to the authoritative guidance you relied upon when determining your accounting.

RESPONSE TO COMMENT 1
The customer prepayments do not relate to only system development services but also relate to reimbursement for initial customer setup costs. Generally, the Company's contracts do not require customer prepayments. The fees related to such setup costs do not have standalone value and are therefore deferred. The Company recognizes both the revenue and cost associated with such customer prepayments over the initial contract term. For approximately 70% of such contracts with a customer prepayment balance, the initial contract term is from five and ten years, and for the remaining contracts, the initial contract term is from three up to five years.

The Company's policy to defer customer prepayments related to initial customer setup fees is supported by the interpretive guidance within SAB Topic 13, which states "the staff believes that up-front fees, even if nonrefundable, are earned as the products and/or services are delivered and/or performed over the term of the arrangement or the expected period of performance and generally should be deferred and recognized systematically over the periods that the fees are earned" (SAB Topic 13.A, paragraph 3.f Q1 Response). Footnote 39 of SAB Topic 13 expands on the expected period of performance by stating "the revenue recognition period should extend beyond the initial contractual period if the relationship with the customer is expected to extend beyond the initial term and the customer continues to benefit from the payment of the up-front fee (e.g., if subsequent renewals are priced at a bargain to the initial up-front fee)."

Customer prepayments, which are an immaterial portion of the overall consideration to be paid under the Company's arrangements, are recognized over the initial contract term. In accordance with SAB Topic 13, for each contract containing such customer prepayments, the Company evaluates whether recognition of revenue for such prepayments over a period longer than the initial contract term should be used.

For the following reasons, the Company recognizes such customer prepayments over the initial contract term:
     a) such contracts are long-term in nature,
     b) the contracts do not include bargain renewal options and, with few exceptions, do not include option periods,
     c) given the highly competitive environment in the information services marketplace (see the Company's MD&A disclosure of the "Factors that may affect future results" on page 12 of Exhibit
        13), there is no assurance that the relationship with the customer will extend beyond the initial contract term,
     d) in those situations where the customer elects to renew or extend the arrangement, the price is determined based on the current market rate of the respective service and is not discounted as a result of the customer prepayment made at the onset of the original contract, and
     e) when an outsourcing contract is renewed or extended, a new negotiation occurs and the scope and/or pricing of the arrangement generally changes.

The Company has determined that the difference, if any, between revenue recognized for customer prepayments over the initial contract term and that which would have been recognized over a term extending beyond the initial contract term is insignificant.

NOTE 4.  GOODWILL, PAGE 25

COMMENT 2
We note your disclosure that you performed your annual impairment test in the fourth quarter and that goodwill was not impaired. If you performed a Step 2 quantitative goodwill analysis, please tell us the percentage by which the fair value of each reporting unit exceeded its carrying value. To the extent that a reporting unit's estimated fair value is not substantially in excess of the carrying value and is potentially at risk of failing step one of your goodwill impairment analysis, please disclose in future filings, the percentage by which the fair value exceeded the carrying value as of the date of the most recent test. If you did not perform a Step 2 quantitative analysis, please tell us how you considered ASC 350-20-35-8A.

RESPONSE TO COMMENT 2
The Company did not perform a Step 2 quantitative goodwill analysis.

In accordance with ASC 350-20-35-4, the Company performed the first step of the goodwill impairment test which is used to identify a potential impairment by comparing the fair value of reporting units with their carrying amount, including goodwill. The Company determined that the carrying amount of its reporting units did not exceed their estimated fair value. Since the carrying amount of both of the Company's reporting units was negative, the Company then considered ASC 350-20-35-8A in determining whether it was necessary to perform a Step 2 impairment analysis. This consideration included an evaluation, using the process described in ASC 350-20-35-3F through 35-3G, including the events and circumstances provided in ASC 350-20-35-3C (a) through (g). The Company also took into consideration whether there were significant differences between the carrying amount and the estimated fair value of its assets and liabilities, and the existence of significant unrecognized intangible assets. As a result of such evaluation, the Company concluded that it was not more likely than not that goodwill was impaired as of October 1, 2013.

                               *   *   *

In addition, the Company acknowledges that:
* the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
* the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company hopes that the above is responsive to the Staff's comments.

Very truly yours,

UNISYS CORPORATION

/s/ Janet Brutschea Haugen

Janet Brutschea Haugen
Senior Vice President and Chief Financial Officer